BMO Capital Markets Corp.

3 Times Square

28th Floor

New York, NY   10036

November 23, 2010

PERSONAL AND CONFIDENTIAL

Ecologic Transportation, Inc.

1327 Ocean Ave, Suite B

Santa Monica, CA 90401

Attention:        William N. Plamondon III

Chief Executive Officer

Dear Bill:

BMO Capital Markets Corp. (“BMO Capital Markets”), Ecologic Transportation, Inc. (together with its existing and future subsidiaries, the “Company”) and Mr. William N. Plamondon III and Mr. Edward “Ted” Withrow III (collectively, the “Management”) agree as follows:

1.         Retention.   The Company hereby retains BMO Capital Markets to act, on an exclusive basis, with the exception noted in (iii) below, as sole financial advisor and sole placement agent, as the case may be, in connection with a possible private placement of (i) one or more classes or series of equity securities, which may take the form of preferred stock,  common stock, or securities convertible into, exchangeable for or accompanied by warrants or other rights exercisable for or giving the holder thereof the right to purchase, common or preferred stock (collectively, the “Equity Securities”) of the Company (the “Equity Financing”) and/or (ii) debt securities or other  indebtedness, including, without limitation, any secured, unsecured, senior or subordinated debt securities of the Company, including debt securities of the Company with warrants attached thereto (collectively, the “Debt Securities” and, together with the Equity Securities, the “Securities”), and/or any secured, unsecured, senior or subordinated loan, credit facility or other debt financing made to the Company (such financing, together with any offering of Debt Securities, the “Debt Financing”), regardless of the form or structure of the proposed offerings or issuances, in each case, to a limited number of sophisticated purchasers and/or lenders (the “Purchasers and/or Lenders”), but (iii) excluding a Two Million Dollar ($2,000,000) private equity placement as a corporate issue which the Company is presently seeking and reserves the right to continue to seek to raise.  “Debt Financing” includes without limitation a “Senior Debt Financing”, which is any sale or issuance of senior debt whether in the form of securities or loans and whether, secured or unsecured, and a “Subordinated Debt Financing”, which is any sale or issuance of subordinated debt whether in the form of securities or loans and whether secured or unsecured. An Equity Financing and a Debt Financing are each referred to herein as a “Financing.”

BMO Capital Markets understands that the Company intends any offering of Securities to be a private placement made pursuant to one or more exemptions from registration under the Securities Act of 1933 (the “Securities Act”), and any applicable securities laws of any state or other jurisdiction (the “Blue Sky Laws”).

The Company and Management acknowledge and agree that BMO Capital Markets’ engagement hereunder is not an agreement by BMO Capital Markets or any of its affiliates to underwrite or purchase any securities, or otherwise provide any financing to the Company.  Any such agreement would be set forth in a purchase agreement or definitive financing documents, as applicable, to be entered into by the Company and BMO Capital Markets which shall be in BMO Capital Markets’ customary form and contain mutually acceptable terms and conditions.  The obligations of BMO Capital Markets, including BMO Capital Markets’ execution of such purchase or definitive financing documents, would be subject in its sole and absolute discretion to, among other things, mutual agreement as to the underwriting, offering and/or financing documentation and terms, satisfactory completion of its due diligence investigation, internal approvals of BMO Capital Markets’ committees and favorable market conditions.

2.         BMO Capital Markets' Role.  As part of its engagement and subject to the conditions contained herein, BMO Capital Markets hereby agrees to:

(a)        assist in analyzing, structuring and negotiating the terms of the Financing;

(b)        assist in preparing the marketing materials describing the Company and Financing including the financial statement, information regarding the business, operations, assets, liabilities and financial condition of the Company, and such other marketing materials as BMO Capital Markets shall reasonably request (collectively, the “Marketing Materials”);

(c)        identify and solicit offers from entities and/or individuals that are “accredited investors” as defined in Rule 501 of the Securities Act to purchase Securities; and

(d)        assist and advise the Company with respect to the negotiation of the sale of the Securities to the Purchasers.

It is understood that BMO Capital Markets' assistance in the Financing will be subject to the satisfactory completion of such investigation and inquiry into the affairs of the Company as BMO Capital Markets deems appropriate under the circumstances (such investigation hereinafter to be referred to as "Due Diligence") and to the receipt of all internal approvals of BMO Capital Markets in connection with the Financing.  BMO Capital Markets shall have the right in its sole discretion to terminate this Agreement if the outcome of the Due Diligence is not satisfactory to BMO Capital Markets or if approval of its internal committees is not obtained ("Early Termination").

In order to coordinate the efforts in connection with the Financing, the Company agrees to inform and consult with BMO Capital Markets with respect to inquiries received from third parties in connection therewith.

3.         Term; Exclusivity.  This engagement will commence on the date of this letter agreement and terminate on the earlier to occur between (i) Early Termination and (ii) the date on which any party receives written notice from another party of termination of this engagement.  During this engagement, the Company and the Management will not, except in connection with the Two Million Dollar ($2,000,000) private placement identified in Sub-Paragraph (iii) of Section 1 above, directly or indirectly, contact, solicit, or enter into any discussions, negotiations or agreements with respect to the purchase of any Securities or any financing similar to the Financing or otherwise with respect to the services of any type that BMO Capital Markets has been engaged to perform hereunder, without BMO Capital Markets’ prior written approval. Notwithstanding the foregoing, the Company and Management agree that any obligations pursuant to Sections 6, 8, 9, 10, 11, 12, 13, 14 and 16 of the Agreement  shall survive any termination of this Agreement.

  The Company and Management each represent, warrant and agree that BMO Capital Markets’ engagement hereunder is an exclusive engagement in connection with this Financing and that no other financial advisor, broker or agent and/or lead arranger is or will be authorized by it during this engagement to perform services on its behalf of any type that BMO Capital Markets has been engaged to perform hereunder.

4.         Placement; Best Efforts.  The Company and Management understand and agree that BMO Capital Markets' involvement in each of the Financings is strictly on a best efforts basis and that the consummation of the Financing will be subject to, among other things, market conditions.  Nothing contained herein constitutes a commitment, express or implied, on the part of BMO Capital Markets to purchase any Securities or otherwise commit to any Financing or on the part of the Company to sell any Securities, and the final decision to issue the same shall be subject to the discretionary approval of the Company. The Company may reject any potential Purchaser if in its discretion; the Company reasonably believes that the inclusion of such Purchaser would be incompatible with the best interests of the Company.  If the Company should fail to deliver Securities to a purchaser whose offer the Company has accepted by execution of a subscription agreement in respect thereof, the Company (i) shall hold BMO Capital Markets harmless against loss, claim or damage arising from or as a result of such failure by the Company and (ii) shall pay to BMO Capital Markets any fee to which BMO Capital Markets would be entitled hereunder in connection with such sale as if such sale had been consummated.

5.         Marketing Materials. The Company will prepare the Marketing Materials with the assistance of its counsel and BMO Capital Markets.  The Company represents and warrants to BMO Capital Markets that each Memorandum is accurate in all material respects and does not include an untrue statement of material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.  The Company authorizes BMO Capital Markets to transmit the Marketing Materials to prospective Purchasers consistent with the requirements under, without limitation, Section 4(2) of the Securities Act and applicable Blue Sky Laws and shall furnish to BMO Capital Markets copies of the Marketing Materials in such quantities as BMO Capital Markets may from time to time request.

6.         Covenants of Management. Management shall pay, or cause to be paid, a Financing Fee computed in accordance with Section 8 below to BMO Capital Markets upon the Closing within twenty four (24) months of the date of this letter agreement of any transaction that would be a Financing but for the fact that the issuer of the Securities is not the Company but instead is a legal entity in which Management or any member thereof, owns not less than a five percent (5.00%) beneficial  equity interest regardless of whether BMO Capital Markets provides any services hereunder or otherwise in connection with such transaction.

7.         Cooperation. The Company and BMO Capital Markets will inform and consult with the other on a regular basis regarding any inquiries or proposals received from potential parties with respect to the Financing.  The Company will furnish, or cause to be furnished, to BMO Capital Markets all information reasonably requested by BMO Capital Markets for purposes of rendering services hereunder (all such information being the "Information").  In addition, the Company agrees to make available to BMO Capital Markets upon request from time to time, the officers, directors, accountants, counsel and other advisors to the Company. The Company recognizes and confirms that BMO Capital Markets (a) will use and rely on the Information and on information available from generally recognized public sources in performing the services contemplated by this Agreement without having independently verified the same; (b) does not assume responsibility for the accuracy or completeness of the Information and such other information; (c) will not make an appraisal of any of the assets or liabilities of the Company and (d) will make appropriate disclaimers consistent with the foregoing.  The Company agrees that all Information furnished to BMO Capital Markets in connection with this Agreement shall be accurate and complete in all material respects at the time provided.The Company agrees that it will notify BMO Capital Markets promptly (i) of any material adverse change, or development that may lead to any material adverse change, in the business, properties, operations, condition (financial or otherwise) or prospects of the Company, (ii) if any Information, including any Memorandum, in whole or in part, becomes materially inaccurate, misleading or incomplete during the term of BMO Capital Markets’ engagement hereunder, or any statement contained in any Memorandum or in any historical financial data or other Information provided to BMO Capital Markets is inaccurate, incomplete or misleading in any material respect and (iii) of the occurrence of any event that causes any Memorandum to include any untrue statement of a material fact or omit to state any material fact necessary to make the statements, in light of the circumstances under which they were made, not misleading; and, in each case, the Company will promptly correct any such inaccuracy or omission.

The Company shall also furnish or cause to be furnished to BMO Capital Markets at the closings of the sales of the Securities copies of such agreements, certificates, opinions and other documents delivered at such closing as BMO Capital Markets shall reasonably request.

8.         Compensation.    As compensation for the services to be rendered by BMO Capital Markets hereunder, the Company will pay BMO Capital Markets the following fees:

(a) a non-refundable retainer in the amount of $75,000 (the “Retainer”) payable upon execution of this Agreement.  The Retainer shall be credited once against the first Financing Fee (as hereinafter defined) to be paid to BMO Capital Markets.

(b) in connection with the Equity Financing, a cash fee which at each closing is equal to six and three quarters percent (6.75%) of the aggregate gross proceeds raised from the sale of the Equity Securities.

(c) in connection with the Debt Financing, (i) a cash fee which at each closing is equal to two and a quarter percent (2.25%) of the aggregate gross proceeds raised from the sale or issuance of any Senior Debt Financing, and (ii) a cash fee which at each closing is equal to three percent (3.00%) of the aggregate gross proceeds raised from the sale or issuance of any Subordinated Debt Financing.

(d) in connection with the first closing of the Financing, the Financing Fee described in (b) and (c) above will be subject to a minimum fee of $1,000,000 (“Minimum Financing Fee”).

The fees described in (b), (c) and (d) above are referred to collectively herein as the “Financing Fee” and shall each be payable in cash upon the closing of the Financing.  The Financing Fee shall be paid directly out of the gross proceeds by wire transfer or by delivery to BMO Capital Markets of checks payable to its order in immediately available funds.

The Company will pay BMO Capital Markets the Financing Fee if, at any time during the term of this engagement or within twenty four (24) months after any termination of this engagement, the Company closes a Financing or enters into an agreement in principle or executes a signed term sheet for the sale of Securities regardless of when the closing occurs as long as the financing source was contacted by BMO Capital Markets, the Company, or any other party regarding the Financing prior to the termination of this engagement.  Subsequent to the termination of this agreement, if requested by the Company, BMO Capital Markets shall provide a list of investors that BMO Capital Markets contacted within 10 business days of such request.

.

            Further, if the Company terminates this engagement in order to pursue a Sale Transaction (as hereinafter defined) or consummates a Sale Transaction during the Term of this Agreement, the Company agrees to pay BMO Capital Markets the Minimum Financing Fee.  For purposes of this Agreement, “Sale Transaction” shall mean a sale or other transfer, directly or indirectly and whether in one or a series of transactions, of all or a significant portion of the assets or securities of the Company or any extraordinary corporate transaction involving a change in control of the Company, regardless of the form or structure of the transaction.

Except as set forth herein, no fee paid to BMO Capital Markets or any of its affiliates shall be credited against any other fee paid or payable to BMO Capital Markets or any of its affiliates.

9.         Securities Matters.   Subject to the exclusion for the private placement described in Sub-Paragraph (iii) of Section 1 above, the Company acknowledges that the Securities will be offered in a private placement that is intended to be exempt from the registration requirements under the Securities Act and the applicable law and regulations of any other jurisdictions in which the Securities are offered for sale.

The Securities will not be registered under the Securities Act and may not be sold or transferred by investors without registration under the Securities Act and Blue Sky Laws or pursuant to an exemption from such registration.  For purposes of this Section, the terms “offer” and “sale” have the meanings specified in Section 2(a)(3) of the Securities Act.  The Company represents, warrants and covenants that:

(a) the Company has not taken and will not take any action that would cause the offer or sale of the Securities to be required to be registered under the Securities Act, whether through integration with another offering or otherwise.  The Company further acknowledges that the indicative terms of the Securities are subject to negotiation and documentation.

(b) during the term of this Agreement none of the Company or any person acting on their behalf will, directly or indirectly (except through BMO Capital Markets), offer or sell, attempt to offer or sell, or otherwise solicit any offer to buy, any of the Securities and none of the Company or any person acting on its behalf has heretofore done any of the foregoing.

(c) no offers or sales of securities of the same or similar class as the Securities have been made by the Company or on its behalf during the six-month period ending with the date of this Agreement and no such offers or sales are currently being made or contemplated (in each case, whether pursuant to outstanding warrants, options, convertible or exchangeable securities, acquisition agreements or otherwise).

(d) none of the Company or any other person acting on their behalf will, directly or indirectly, offer or sell any securities of the same or similar class as the Securities, or has taken or will take any other action, so as to cause the offer and sale of the Securities to fail to be entitled to the exemption afforded by Regulation D under the Securities Act.

(e) none of the Company or any other person acting on its behalf has offered or sold or will offer or sell the Securities by any form of general solicitation or general advertising as such term are defined in Regulation D under the Securities Act.

(f) none of the Company or any other person acting on its behalf has offered or sold or will offer or sell the Securities to any person who is not an “accredited investor” as defined in Rule 501 under the Securities Act.

(g) the Company will promptly take such action as BMO Capital Markets may reasonably request to qualify the Securities for offering and sale as a private placement under the securities laws of such states as BMO Capital Markets may reasonably request and to comply with such laws so as to permit such offers and sales.

(h) the Company will file in a timely manner with the Securities and Exchange Commission any notices with respect to the offer and sale of the Securities required pursuant to the Regulation D under the Securities Act and will furnish to BMO Capital Markets promptly thereafter a signed copy of each such notice.

(i) the Company is duly organized, validly existing and in good standing under the laws of the state of Nevada and the Company has the requisite power and authority to conduct its business as contemplated by the Marketing Materials.

(j) except as may be required under the Blue Sky Laws, no permit, consent, approval or authorization of, or declaration to, or filing with, any governmental or regulatory authority is required in connection with the (i) execution, delivery and performance by the Company of this Agreement and (ii) consummation of any of the transactions contemplated herein by the Company.  The execution and delivery of this Agreement by the Company and the sale of Securities as contemplated herein will not violate any agreement to which the Company is a party, will not conflict with the terms of the charter and bylaws of any of the Company and will not violate any law, regulation, rule, judgment, order or decree of any government or governmental agency or body applicable to the Company.

(k) the Company will comply with all applicable laws and all applicable regulations of regulatory agencies or self-regulatory agencies, and the Company will not knowingly take any action that would place either the Company or BMO Capital Markets in violation of any U.S. federal or state law or applicable regulations or similar laws and regulations of any other jurisdiction.

(l) there are no legal or governmental proceedings pending to which the Company or any of its subsidiaries is a party or of which any property of the Company or its subsidiaries is the subject which, if determined adversely to the Company or any of its subsidiaries, would individually or in the aggregate have a material adverse effect on the current or future financial position or results of operations of Company and its subsidiaries; and, to the best of the Company’s knowledge, no such proceedings are threatened or contemplated by governmental authorities or threatened by others, and the Company will notify BMO Capital Markets in writing if during the term of this Agreement the Company becomes aware of such proceedings.

(m) the Company is not, and following the sale of the Securities will not be, an “investment company” as defined in the Investment Company Act of 1940, as amended.

(n) this Agreement has been authorized, executed and delivered by the Company.  The Securities to be issued and sold have been duly and validly authorized and, when issued, will be duly and validly issued and will conform to the description of the Securities contained in the Marketing Materials.

10.       Expense Reimbursement.  The Company agrees to reimburse BMO Capital Markets for all of its reasonable out-of-pocket expenses in connection with the performance of its activities under the terms of this Agreement, regardless of whether either Financing occurs. BMO Capital Markets agrees to provide a summary of such expenses at the Company’s request. Out-of-pocket expenses include, but are not limited to, costs such as fees and expenses of legal counsel, printing, telephone, courier service, direct computer expenses, accommodations and travel.   All such fees, expenses and costs will be billed monthly and are payable in cash when invoiced. The Company must approve any and all legal expenses related to the Financing above $20,000 in the aggregate and  must approve any and all expenses above $5,000 as they pertain to “non-legal” expenses.

  To the extent officers and employees of BMO Capital Markets assist in, or provide testimony in trial or deposition for any action, suit or proceeding relating to a Financing or our engagement hereunder, the Company will pay BMO Capital Markets a per diem charge for the services of such officers in an amount to be mutually agreed upon by the Company and BMO Capital Markets prior to such assistance.

11.       Indemnity.   In consideration of the engagement hereunder, the Company hereby agrees to indemnify BMO Capital Markets and its affiliates and its and their respective directors, officers, partners, agents, employees, and control persons as provided in Annex A attached hereto.

12.       GOVERNING LAWS. THIS LETTER AGREEMENT WILL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK APPLICABLE TO AGREEMENTS MADE AND TO BE FULLY PERFORMED THEREIN.  THE COMPANY IRREVOCABLY SUBMITS TO THE JURISDICTION OF ANY COURT OF THE STATE OF NEW YORK LOCATED IN THE CITY AND COUNTY OF NEW YORK OR IN THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK FOR THE PURPOSE OF ANY SUIT, ACTION OR OTHER PROCEEDING ARISING OUT OF THIS LETTER AGREEMENT OR OUR ENGAGEMENT HEREUNDER

Each of the Company, Management and BMO Capital Markets hereby waives any right it may have to a trial by jury in respect of any claim brought by or on behalf of any party based upon, arising out of or in connection with this letter agreement, our engagement hereunder or the transactions contemplated hereby.

13.       Right of First Refusal.  For  a period of twenty four (24) months after the latter of i) the closing of the Financing during this engagement, or ii) the termination of this engagement, BMO Capital Markets will have a right of first refusal to act as:

a)      exclusive financial advisor in connection with any merger or acquisition activity, or the sale or other transfer by the Company, whether in one or a series of transactions, of assets or securities, or any extraordinary corporate transaction, regardless of the form or structure of such transaction;

b)     sole placement agent, manager or arranger on any equity or debt financing for the Company; and

c)      lead agent and bookrunner for any pubic offering.

No right of first refusal shall arise in a) and b) if the Company has determined not to retain any investment or commercial bank to perform such services.  In the event the Company advises BMO Capital Markets that it desires to effect any such financing, the Company and BMO Capital Markets will negotiate in good faith the terms of BMO Capital Markets’ engagement in a separate agreement, which agreement would set forth, among other matters, compensation for BMO Capital Markets based upon customary fees for the services provided. BMO Capital Markets’ participation in any financing will be subject to the approval of BMO Capital Markets’ internal committees and other conditions customary for such an undertaking.

           14.       Confidentiality.  Except as required by law, this Agreement and the services and advice to be provided by BMO Capital Markets hereunder and Annex A, shall not be disclosed to third parties without BMO Capital Markets' prior written permission which shall not be unreasonably withheld or delayed.  Notwithstanding the above, BMO Capital Markets has the right to place advertisements describing the services it provided in connection with the Financings in financial and other newspapers and journals and to use, list, make reference, and describe its services to the Company in marketing materials and presentations.  Such expense shall not be reimbursable under Section 8 hereof.

The Company and Management further agree that any reference to BMO Capital Markets in any document, release, material or communication prepared, issued or transmitted by the Company or Management on their behalf, is subject to BMO Capital Markets’ prior written approval which will not be unreasonably withheld or delayed. If BMO Capital Markets resigns prior to the dissemination of any such document, release, material or communication, no reference shall be made therein to BMO Capital Markets.

15.       Conflicts.   The Company acknowledges that BMO Capital Markets and its affiliates may have and may continue to have investment banking, commercial banking and other relationships with parties other than the Company pursuant to which BMO Capital Markets may acquire information of interest to the Company.  BMO Capital Markets shall have no obligation to disclose such information to the Company or to use such information in connection with any contemplated transaction. In the ordinary course of business, BMO Capital Markets and its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for their own account or the accounts of customers, in debt or equity securities of the Company, its affiliates or other entities that may be involved in the transactions contemplated hereby.

16.       Independent Contractor.   The Company and Management acknowledge that in performing its services, BMO Capital Markets is acting as an independent contractor and not as a fiduciary, agent or otherwise, of the Company, Management or any other person.  In performing its services hereunder, BMO Capital Markets shall act solely pursuant to a contractual relationship on an arm’s length basis (including in connection with determining the terms of any Transaction).  Any review by BMO Capital Markets of the Company, the transactions contemplated hereby or other matters relating to such transactions has been and shall be performed solely for the benefit of BMO Capital Markets and shall not be on behalf of the Company.   No one other than the Company is authorized to rely upon the engagement of BMO Capital Markets hereunder or any statements, advice, opinions or conduct by BMO Capital Markets. The Company further acknowledges that BMO Capital Markets may perform certain of the services described herein through one or more of its affiliates and any such affiliates shall be entitled to the benefit of this Agreement.  This Paragraph shall survive the termination or expiration of this Agreement.

17.       Beneficiaries.   It is understood that BMO Capital Markets is being engaged hereunder solely to provide the services described above to the Company and that BMO Capital Markets is not acting as an agent or a fiduciary of, and shall have no duties or liabilities to, the equity holders of the Company or any third party in connection with its engagement hereunder, all of which are expressly waived.

18.       No Brokers.  The Company represents and warrants to BMO Capital Markets that there are no brokers, representatives or other persons which have an interest in compensation due to BMO Capital Markets from any transaction contemplated herein or which would otherwise be due any fee, commission or remuneration upon consummation of any Financing.

19.       Authorization.   The Company, Management and BMO Capital Markets represent and warrant that each has all requisite power and authority to enter into and carry out the terms and provisions of this Agreement and the execution, delivery and performance of this Agreement does not breach or conflict with any agreement, document or instrument to which it is a party or bound.

20.       Anti-Money Laundering. To help the United States government fight the funding of terrorism and money laundering activities, the federal law of the United States requires all financial institutions to obtain, verify and record information that identifies each person with whom they do business.  This means we must ask you for certain identifying information, including a government-issued identification number (e.g., a U.S. taxpayer identification number) and such other information or documents that we consider appropriate to verify your identity, such as certified articles of incorporation, a government-issued business license, a partnership agreement or a trust instrument.

21.       Miscellaneous.   This Agreement and Annex A constitute the entire understanding and agreement between the Company, Management and BMO Capital Markets with respect to the subject matter hereof and supersede all prior understandings or agreements between the parties with respect thereto, whether oral or written, express or implied.  Any amendments or modifications must be executed in writing by both parties. It is understood and agreed that BMO Capital Markets’ services hereunder will not include providing any tax advice or developing any tax strategies for the Company.  This Agreement, Annex A and all rights, liabilities and obligations hereunder and thereunder shall be binding upon and inure to the benefit of each party’s successors but may not be assigned without the prior written approval of the other party. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but such counterparts shall, together, constitute only one instrument.  The descriptive headings of the sections of this Agreement are inserted for convenience only, do not constitute a part of this Agreement and shall not affect in anyway the meaning or interpretation of this Agreement.

BMO Capital Markets is delighted to accept this engagement and looks forward to working with you.  Please confirm that the foregoing correctly sets forth our agreement by signing the enclosed duplicate of this letter in the space provided and returning it, whereupon this letter shall constitute a binding agreement as of the date first above written.

Very truly yours,

BMO CAPITAL MARKETS CORP.

By:       /s/ Greg Melconian

Greg Melconian

Managing Director

Industrials Investment Banking

By:       /s/ Eric Luftig

Eric Luftig

Managing Director

Private Placements

ACCEPTED AND AGREED TO

AS OF THE ABOVE DATE:

ECOLOGIC TRANSPORTATION, INC.

By:       /s/ William N. Plamondon III

William N. Plamondon III

Chief Executive Officer

ANNEX A: INDEMNIFICATION

The Company agrees to indemnify and hold harmless BMO Capital Markets and its affiliates and their respective former and present directors, officers, employees, agents and controlling persons (each such person, including BMO Capital Markets, an "Indemnified Party") to the fullest extent permitted by law from and against any losses, claims, damages and liabilities, joint or several (collectively, the "Damages"), to which such Indemnified Party may become subject in connection with or otherwise relating to or arising from (i) any transaction contemplated by this letter agreement or the engagement of or performance of services by an Indemnified Party thereunder or (ii) an untrue statement or an alleged untrue statement of a material fact or the omission or alleged omission to state a material fact necessary in order to make a statement not misleading in light of the circumstances under which it was made, and will reimburse each Indemnified Party for all fees and expenses (including the fees and expenses of counsel) (collectively, "Expenses") as incurred in connection with investigating, preparing, pursuing or defending any threatened or pending claim, action, proceeding or investigation (collectively, the "Proceedings") arising therefrom, whether or not such Indemnified Party is a formal party to such Proceeding and in enforcing this letter agreement; provided, that the Company will not be liable to any such Indemnified Party to the extent that any Damages are found in a final non-appealable judgment by a court of competent jurisdiction to have resulted solely from the gross negligence or willful misconduct of the Indemnified Party seeking indemnification hereunder.  The Company also agrees that no Indemnified Party will have any liability (whether direct or indirect, in contract, tort or otherwise) to the Company or any person asserting claims on behalf of the Company arising out of or in connection with any transactions contemplated by this letter agreement or the engagement of or performance of services by any Indemnified Party thereunder except to the extent that any Damages are found in a final non-appealable judgment by a court of competent jurisdiction to have resulted solely from the gross negligence or willful misconduct of the Indemnified Party.

If for any reason other than in accordance with this letter agreement, the foregoing indemnity is unavailable to an Indemnified Party or insufficient to hold an Indemnified Party harmless, then the Company will contribute to the amount paid or payable by an Indemnified Party as a result of such Damages (including all Expenses incurred) in such proportion as is appropriate to reflect the relative benefits to the Company and/or its stockholders on the one hand, and BMO Capital Markets on the other hand, in connection with the matters covered by this letter agreement or, if the foregoing allocation is not permitted by applicable law, not only such relative benefits but also the relative faults of such parties as well as any relevant equitable considerations. The Company agrees that for purposes of this paragraph the relative benefits to the Company and/or its stockholders and BMO Capital Markets in connection with the matters covered by this letter agreement will be deemed to be in the same proportion that the total value paid or received or to be paid or received by the Company and/or its stockholders in connection with the transactions contemplated by this letter agreement, whether or not consummated, bears to the fees paid to BMO Capital Markets under this letter agreement; provided, that in no event will the total contribution of all Indemnified Parties to all such Damages exceed the amount of fees actually received and retained by BMO Capital Markets hereunder (excluding any amounts received by BMO Capital Markets as reimbursement of expenses). Relative fault shall be determined by reference to, among other things, whether any alleged untrue statement or omission or any alleged conduct relates to information provided by the Company or other conduct by the Company (or its employees or other agents) on the one hand, or by BMO Capital Markets, on the other hand.

The Company agrees not to enter into any waiver, release or settlement of any Proceeding (whether or not BMO Capital Markets or any other Indemnified Party is a formal party to such Proceeding) in respect of which indemnification may be sought hereunder without the prior written consent of BMO Capital Markets (which consent will not be unreasonably withheld), unless such waiver, release or settlement (i) includes an unconditional release of BMO Capital Markets and each Indemnified Party from all liability arising out of such Proceeding and (ii) does not contain any factual or legal admission by or with respect to any Indemnified Party or any adverse statement with respect to the character, professionalism, expertise or reputation of any Indemnified Party or any action or inaction of any Indemnified Party.

The indemnity, reimbursement and contribution obligations of the Company hereunder will be in addition to any liability which the Company may otherwise have to any Indemnified Party and will be binding upon and inure to the benefit of any successors, assigns, heirs and personal representatives of the Company or an Indemnified Party.  The provisions of this Annex will survive the modification, expiration or termination of the Agreement.